RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

October 2, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Daniel L. Gordon, Branch Chief

Re:	RAIT Financial Trust
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009
File No. 1-14760

Dear Mr. Gordon:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated September 24, 2009 concerning the above-referenced filings. For your convenience, we first restate your comment in italics and then provide RAIT’s response.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Performance Measures, Page 61

1.	Please tell us how your non-GAAP measure titled “Adjusted Earnings” complies with Item 10(e) of Regulation S-K. A majority of the reconciling items appear to be recurring charges and this appears to be an attempt to smooth earnings which violates Item 10(e) of Regulation S-K. In your response please provide a detailed analysis and discussion of why each item is allowed by Item 10(e) and the reasons why management believes that presentation of the non-GAAP measure provides useful information to investors regarding the registrant’s financial condition and results of operations. Each reconciling item should be discussed separately. We may have further comment.

RAIT believes its presentation of Adjusted Earnings complies with Item 10(e) of Regulation S-K (“Item 10(e)”). We will first describe why management believes that its presentation of Adjusted Earnings complies with Item 10(e) and provides useful information to investors and then we provide a separate discussion of each reconciling item between Adjusted Earnings and GAAP net income (loss).

RAIT presents Adjusted Earnings as a measure of RAIT’s operating performance without the effect of non-cash and other non-operating adjustments required by GAAP. As a result, it is not an attempt to smooth earnings. These reasons are specifically disclosed in RAIT’s Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”):

“Management views adjusted earnings as a useful and appropriate supplement to GAAP net income (loss) because it helps us evaluate our performance without the effects of certain GAAP adjustments that may not have a direct financial impact on our current operating performance and our dividend paying ability. We use adjusted earnings to evaluate the performance of our investment portfolios, our ability to generate fees, our ability to manage our expenses and our dividend paying ability before the impact of non-cash adjustments recorded in accordance with GAAP. We believe this is a useful performance measure for investors to evaluate these aspects of our business as well.”

RAIT is a real estate investment trust (“REIT”) and notes that other REITs regularly present Adjusted Earnings or other non-GAAP financial measures such as “adjusted funds from operations” for similar reasons.

In calculating Adjusted Earnings, RAIT does not identify any of the reconciling items as non-recurring, infrequent or unusual. Therefore, RAIT’s use of Adjusted Earnings complies with Item 10(e)(1)(ii)(B). To the extent any of these reconciling items represent recurring items, Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”) states that “there is no per se prohibition against removing a recurring item.” This is also discussed in Section 8160.1(b) of the Division of Corporation Finance Financial Reporting Manual which states “Item 10(e) does not prohibit registrants from omitting recurring items.” RAIT’s disclosures provide the additional disclosures required for non-GAAP financial measures referenced in Question 8 of the FAQ. RAIT’s 2008 Annual Report discusses the economic substance behind management’s decision to use Adjusted Earnings, the manner in which management uses it to evaluate or conduct RAIT’s business and the reasons why management believes the measure provides useful information. Management also discloses in detail, and quantifies, the calculation of Adjusted Earnings so that the limitations of Adjusted Earnings, as compared to GAAP Net Income, are clear. Additionally, management discusses the fact that it uses Adjusted Earnings in conjunction with GAAP measures to help analyze RAIT’s operating performance.

RAIT’s 2008 Annual Report identifies each of the adjustments made in determining Adjusted Earnings and the rationale for doing so. As requested, we further discuss the rationale of each reconciling item below:

•

Provision for losses. In calculating Adjusted Earnings, management adds this amount back to GAAP Net Income. It is not a loss which would impact RAIT’s current operating performance. This item is a non-cash charge and management’s treatment of it in determining Adjusted Earnings mirrors the treatment used when computing RAIT’s REIT taxable income. Management believes that the provision for losses is a non-cash event and, ultimately, it is an estimate that may or may not be realized in the future. As such, management believes that the provision for losses distorts RAIT’s current and future operating performance.

•

Depreciation and Amortization Expenses. Management adds depreciation and amortization expenses back to GAAP Net Income when computing Adjusted Earnings as these expenses are non-cash and do not affect RAIT’s operating performance.

•

(Gains) losses on sale of assets, extinguishment of debt, deconsolidation of VIEs and capital gains (losses). As discussed above, RAIT removes the effects of these transactions when calculating Adjusted Earnings as they are capital-related events and do not help investors understand RAIT’s current operating performance. Furthermore, since these capital-type transactions may not affect the computation of RAIT’s REIT taxable income, including them would distort Adjusted Earnings as a measure of RAIT’s dividend paying ability.

•	Change in fair value of financial instruments and unrealized (gains) losses on interest rate hedges. Changes in the fair value of financial instruments and unrealized (gains) losses on hedges are temporary, unrealized and non-cash events. These changes in fair value and unrealized (gains) losses are recorded for assets (securities) and/or liabilities accounted for under SFAS No. 133 or SFAS No. 159. Management excludes the effect of these events in calculating Adjusted Earnings as they are non-cash and do not affect RAIT’s current operating performance or dividend paying ability. The adjustment in determining Adjusted Earnings is adjusted to reflect the non-RAIT owned portion, or minority interest.

•

Interest cost of hedges. Under SFAS No. 157 and SFAS No. 159, RAIT is required to report the cash component of its derivative instruments in the same financial statement line item where the unrealized change in fair value of those derivatives is recorded. For RAIT, the change in fair value of derivative instruments, for which an election has been made under SFAS No. 159, is recorded in RAIT’s statement of operations, under the caption “change in fair value of financial instruments.”

In calculating Adjusted Earnings, management deducts the cash component of derivative instruments as it was previously added-back to Net Income when management adds-back the caption “change in fair value of financial instruments” above. Management follows a two-step approach to ensure the unrealized change in fair value and the cash cost of hedges is properly reflected in Adjusted Earnings. The two-step process is as follows: first, the total “change in fair value of financial instruments”, obtained directly from the statement of operations, is added back to GAAP Net Income when calculating Adjusted Earnings. Second, the cash component of RAIT’s derivative instruments, which is embedded in the change in fair value of financial instruments, is deducted. This two-step approach allows RAIT to ensure the material line items tie directly to a financial statement caption while properly reflecting the cash cost of interest rate hedges in adjusted earnings. Furthermore, this adjustment in determining Adjusted Earnings is adjusted to reflect the non-RAIT owned portion, or minority interest.

•

Asset impairments. Asset impairments reflect reductions in the value of certain assets and are recorded when management believes this reduction in value is other than temporary. Similar to gains or losses on asset sales discussed above, management excludes asset impairments when calculating Adjusted Earnings as these events are non-cash in nature and may reverse in the future. Furthermore, while asset impairments are deductions in arriving at GAAP Net Income, they are not deductions in arriving at REIT taxable income. As a result, management believes these deductions are not indicative of RAIT’s operating performance or dividend paying ability.

•

Share-based compensation. Share-based compensation expenses are recorded in RAIT’s statement of operations in accordance with SFAS No. 123R. Share-based compensation is a non-cash expense. Management excludes this expense as it does not affect RAIT’s current operating performance (the expense is based on grant-date fair values, not current vesting prices) or dividend paying ability.

•

Fee income deferred (recognized). Under GAAP, RAIT is required to defer fees received on its origination activities as adjustments to the overall yield on the underlying assets, even when these fees are paid by unrelated third parties. When these fees are received, they generate taxable income for which RAIT incurs a current tax liability and provide cash that can be utilized in RAIT’s current operations. When calculating Adjusted Earnings, management includes any fees received, but not earned under GAAP Net Income, and removes any fees that were received previously but recognized in GAAP Net Income currently. Management believes these adjustments help to clarify RAIT’s current operating performance and dividend paying ability for its shareholders.

•

Deferred tax provision (benefit). Similar to other adjustments above, management excludes RAIT’s deferred tax provision from its computation of Adjusted Earnings as it represents a non-cash item (deduction or benefit) that does not affect RAIT’s current operating performance and dividend paying ability.

Management continually re-evaluates RAIT’s performance measures as its business model and structure change and may consider other performance measures in the future depending on management’s assessment of their usefulness to investors.

Contractual Commitments, page 84

2.	We note that the amount of long-term debt within your contractual obligations table appears to represent principal payments only. Please tell us why you have not included interest related to your long-term debt obligations. Refer to footnote 46 in SEC Interpretive Release 33-8350.

The amount of long-term debt within RAIT’s Contractual Commitments table in its 2008 Annual Report represents principal payments only. This is consistent with footnote 46 in SEC Interpretive Release 33-8350 which states that “the cash requirements for items such as interest, taxes or amounts to be funded to cover post-employment (including retirement) benefits may not be included in the tabular disclosure, but should be discussed if material.” Management provides detailed descriptions of the principal amount, applicable interest rate and payment terms for each of RAIT’s long-term debt obligations in the section of the 2008 Annual Report “Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)-Liquidity and Capital Resources-Capitalization -Debt Financing,” which precedes the Contractual Commitments table.

Futhermore, a significant portion of RAIT’s reported indebtedness is non-recourse to RAIT (approximately 91% is non-recourse as of December 31, 2008) and inclusion of interest costs associated with non-recourse debt would significantly distort the amount of contractual commitments that represent actual obligations of RAIT. RAIT’s non-recourse debt is non-recourse to RAIT because it was issued by securitization entities consolidated by RAIT where the holders of this debt have recourse only to the securitization entity and its assets. RAIT describes its non-recourse debt in the section of the 2008 Annual Report “MD&A-Securitization Summary.”

Management believes the inclusion of interest on non-recourse debt in the contractual obligations table would give a misleading view of RAIT’s material cash requirements relating to its contractual obligations to its investors and that RAIT’s descriptions of RAIT’s recourse and non-recourse debt in the MD&A section of the 2008 Annual Report describes all material aspects of its cash requirements, including its interest obligations.

Item 8. Financial Statements and Supplementary Data, page 87

Consolidated Statements of Operations, page 91

3.	Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of the company’s statements of operations (e.g., disclosure of net interest income after provision for loan losses and separate disclosure of interest and fees on loans and interest and dividends on investment securities). In addition, tell us how you considered the disclosures required by Industry Guide 3. Refer to SAB Topic 11K.

In preparing RAIT’s financial statements, specifically its statement of operations, management does not believe Article 9 of Regulation S-X, as extended in SAB Topic 11K, is applicable. As disclosed in its financial statements, RAIT is a REIT that invests in multiple types of assets, including loans, securities and direct investments in real estate properties. RAIT is not, however, a bank holding company, bank or other depository institution. Since RAIT is not a bank holding company (which is the only type of entity to which Article 9 of Regulation S-X or Guide 3 apply, by their terms) or depository lending institution (to which Article 9 and Guide 3 were extended by SAB Topic 11K), RAIT believes that neither Article 9 nor Guide 3 applies to it.

In addition to the forgoing, management believes that the disclosure suggested in the parenthical in the Staff’s comment would materially distort RAIT’s net investment income. RAIT reports the interest income and interest expense associated with its interest-bearing assets and liabilities within RAIT’s reported net investment income. This includes interest earned from RAIT’s investment in loans and securities. As a result, including the provision for loan losses within net investment income would distort the net investment income generated by RAIT’s investment in securities. Please note that RAIT reports the change in fair value of its securities portfolio separately from the presentation of net investment income, under the financial statement caption, “change in fair value of financial statements”, in accordance with SFAS No. 159.

As stated above, RAIT is neither a bank holding company nor a depository lending institution and so believes that Article 9 and Guide 3 are not applicable to RAIT. Management believes that the form and content of RAIT’s financial statements are appropriate for the business activities it conducts. RAIT’s financial statements, as set forth in Note 3 on page 106 of the 2008 Annual Report, include disclosures about weighted-average yields and non-accrual investments as well as delinquency information for its investment portfolios.

Notes to Consolidated Financial Statements, page 95

Note 2.g. Allowance for Losses, page 98

4.	Your disclosure regarding specific allowances for losses on your commercial and mezzanine loans appears to describe how specific loan loss reserves were determined under SFAS No. 114. Please clarify how you evaluated the need for a general reserve under SFAS No. 5. Refer to EITF Topic D-80.

In preparing RAIT’s financial statements, management reviews its population of loans for indications of impairment and probable losses. For RAIT’s commercial and mezzanine loans, management reviews loans individually and establishes specific reserves when a loss is probable and reasonably estimatable under the provisions of SFAS No. 114.

Specific allowances for losses on RAIT’s commercial and mezzanine loans are established for potentially impaired loans based on a comparison of the recorded carrying value of a particular loan to either the present value of the loan’s expected future cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral. RAIT does not maintain general, or unallocated, reserves since management evaluates the adequacy of RAIT’s allowance for losses on an individual loan basis, in accordance with EITF Topic D-80 and SFAS 114.

5.	Please tell us and include in future filings the company’s policy for foreclosed real estate (real estate owned) and its subsequent disposition.

RAIT may take over the operations of a commercial property that serves as collateral for a loan in its commercial real estate portfolio under the terms of an agreement or through foreclosure. As discussed in RAIT’s Quarterly Reports on Form 10-Q for the three-month periods ended March 31 and June 30, 2009, it accounts for the initial acquisition of foreclosed property under the provisions of SFAS No. 141R with the real estate assets acquired recorded at fair value on the date of acquisition. Any losses incurred are charged off against the allowance for loan losses.

Subsequent to the initial “acquisition accounting,” RAIT records the operations of the property as operating until management has determined that the property will be disposed of under the provisions of SFAS No. 144. Until that time, management records rental revenue and real estate operating expenses on a “gross” basis in RAIT’s statement of operations.

RAIT reports its policy regarding revenue recognition for its rental operations in Note 2 of its Form 10-Q for the three and six-months ended June 30, 2009. For ease of reference, management has copied this disclosure below:

“Rental income—We generate rental income from tenant rent and other tenant-related activities at our consolidated real estate properties. For multi-family real estate properties, rental income is recorded when due from residents and recognized monthly as it is earned and realizable, under lease terms which are generally for periods of one year or less. For retail and office real estate properties, rental income is recognized on a straight-line basis from the later of the date of the commencement of the lease or the date of acquisition of the property subject to existing leases, which averages minimum rents over the terms of the leases. Leases also typically provide for tenant reimbursement of a portion of common area maintenance and other operating expenses to the extent that a tenant’s pro rata share of expenses exceeds a base year level set in the lease.”

Management continually evaluates the adequacy of RAIT’s disclosures as its business and structure changes.

Note 3. Investments in Loans, page 106

6.	Please tell us how you have complied with the disclosure requirements of paragraphs 20(a) and 20(b) of SFAS No. 114.

RAIT’s financial statements, specifically Note 3 in the 2008 Annual Report, include disclosures regarding delinquencies and non-accrual status within RAIT’s commercial loans. In accordance with paragraph 20(a) of SFAS No. 114, management summarizes the allowance for loan losses and presents a rollforward of the allowance for loan losses. Beginning with RAIT’s Q3 2009 10-Q, management will include disclosure summarizing the recorded investment of delinquent and non-accrual loans to which the allowance for loan losses relates. The table below reflects the proposed disclosure using our financial statements as of and for the year ended December 31, 2008:

	Unpaid Principal Balance	Allowance for Loss
Loans with an allowance for loss	$211,068	$117,737
Loans without an allowance for loss	47,389	—

Total	$258,455	$117,737

With respect to paragraph 20(b) of SFAS No. 114, please refer to Note 2(i)(1) in the 2008 Annual Report, page 98, for the required disclosure regarding how RAIT applies cash receipts for impaired, or non-accrual, loans. For ease of reference, management has copied the disclosure below:

“Net investment income—We recognize interest income from investments in debt and other securities, residential mortgages, commercial mortgages and mezzanine loans on a yield to maturity basis. Upon the acquisition of a loan at a discount, we assess the portions of the discount that constitutes accretable yields and non-accretable differences. The accretable yield represents the excess of our expected cash flows from the loan over the amount we paid for the loan. That amount, the accretable yield, is accreted to interest income over the remaining life of the loan. Many of our commercial mortgages and mezzanine loans provide for the accrual of interest at specified rates which differ from current payment terms. Interest income is recognized on such loans at the accrual rate subject to management’s determination that accrued interest and outstanding principal are ultimately collectible. Management evaluates loans for non-accrual status each reporting period. Payments received for loans on non-accrual status are applied to principal until the loan is removed from non-accrual status. Past due interest is recognized on non-accrual loans when they are removed from non-accrual status and are making current interest payments. Origination fees and direct loan origination costs are deferred and amortized to net investment income, using the effective interest method, over the contractual life of the underlying loan security or loan, in accordance with

Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases”, or SFAS No. 91. We recognize interest income from interests in certain securitized financial assets on an estimated effective yield to maturity basis. Management estimates the current yield on the amortized cost of the investment based on estimated cash flows after considering prepayment and credit loss experience.”

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With regard to the Forms discussed above, RAIT acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	RAIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ Jack E. Salmon
Name: Jack E. Salmon
Chief Financial Officer and Treasurer

cc:	Scott Schaeffer, Chief Executive Officer and President
Raphael Licht, Chief Operating Officer and Secretary
J. Baur Whittlesey, Esq., Ledgewood, P.C.